===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         March                                  2006
                          -----------------------------------   ---------------
Commission File Number    000-29898
                          -----------------------------------   ---------------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

           Form 20-F                     Form 40-F      X
                     ----------------                ----------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                           No  X
                ------------------          ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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


                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1     Material change report, dated March 10, 2006.
         2     Settlement agreement, dated March 3, 2006.
         3     License agreement, dated March 3, 2006.


This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and
(ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

                                                                      DOCUMENT 1






                                 FORM 51-102F3

                            MATERIAL CHANGE REPORT


1.       Name and Address of Company

         Research In Motion Limited (the "Company" or "RIM")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         March 3, 2006.

3.       News Release

         A news release was issued in Waterloo, Ontario on March 3, 2006 through the newswire services of CCN Matthews and BusinessWire and is annexed hereto as Schedule "A".

4.       Summary of Material Change

         RIM and NTP, Inc. ("NTP") announced on March 3, 2006 that they have signed definitive licensing and settlement agreements. All terms of the agreements have been finalized and the litigation against RIM by NTP was dismissed by court order on March 3, 2006. The agreements eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief.

         RIM paid NTP on March 3, 2006 U.S.$612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by RIM to date.


5.       Full Description of Material Change

         RIM and NTP announced on March 3, 2006 that they have signed definitive licensing and settlement agreements. All terms of the agreements have been finalized and the litigation against RIM by NTP was dismissed by court order on March 3, 2006. The agreements eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief.

         RIM paid NTP on March 3, 2006 U.S.$612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by RIM to date.

         The licensing and settlement agreements relate to all patents owned and controlled by NTP and cover all of RIM's products, services and technologies. NTP granted RIM an unfettered right to continue its business, including its BlackBerry related business. The resolution permits RIM and its partners to sell RIM products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to RIM products or services, (including BlackBerry Connect and Built-In technology), or in relation to third party products and services, to the extent they are used in connection with RIM products and services.

         With respect to the accounting treatment of the announced settlement of U.S.$612.5 million, RIM had previously accrued U.S.$450 million and the additional amount of U.S.$162.5 million will be recorded in the fourth quarter of fiscal 2006.


6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

          For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 10th day of March, 2006.

                                 SCHEDULE "A"

March 3, 2006

Research In Motion and NTP Sign Definitive Settlement Agreement to End Litigation


WATERLOO, ONTARIO--(CCNMatthews - March 3, 2006) - Research In Motion Limited
(RIM) (TSX:RIM)(NASDAQ:RIMM) and NTP, Inc. (NTP) today announced that they have signed a definitive licensing and settlement agreement. All terms of the agreement have been finalized and the litigation against RIM has been dismissed by a court order this afternoon. The agreement eliminates the need for any further court proceedings or decisions relating to damages or injunctive relief.

RIM has paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This amount includes money already escrowed by RIM to date.

The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of RIM's products, services and technologies. NTP grants RIM an unfettered right to continue its business, including its BlackBerry(R) related business. The resolution permits RIM and its partners to sell RIM products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to RIM products or services, (including BlackBerry Connect and Built-In technology), or in relation to third party products and services, to the extent they are used in connection with RIM products and services.

With respect to the accounting treatment of today's announced settlement of $612.5 million, RIM had previously accrued $450 million and the additional amount of $162.5 million will be recorded in Q4. RIM will report the full accounting details in its Q4 earnings report on April 6th.

As of November 26, 2005, RIM's total of cash, cash equivalents, short-term, long-term investments and escrow funds was approximately $1.8 billion.

As of November 26, 2005, RIM's outstanding common shares totalled approximately 185.1 million.

All amounts reported in US dollars.

About Research In Motion (RIM) Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                                                      DOCUMENT 2



                             SETTLEMENT AGREEMENT
                             --------------------

This Settlement Agreement ("Settlement Agreement") is entered into as of March 3, 2006 (the "Effective Date") by and between NTP Incorporated (also referred to as NTP, Inc.), a Virginia corporation having offices at 1751 Pinnacle Drive, Suite 1700, McLean, Virginia 22102 (hereinafter "NTP") and Research In Motion Limited, a corporation incorporated under the laws of Ontario, Canada with offices at 295 Phillip Street, Waterloo, Ontario N2L 3W8, Canada (hereinafter "RIM"), collectively referred to as the "Parties" and individually as a "Party".

                                   RECITALS
                                   --------

     WHEREAS, NTP represents that it is the sole owner of, among others, the following United States Patents: U.S. Patent No. 5,436,960; U.S. Patent No. 5,625,670; U.S. Patent No. 5,819,172; U.S. Patent No. 6,067,451; and U.S.
Patent No. 6,317,592 (the "Asserted Patents"); and

     WHEREAS, on November 13, 2001, NTP filed a lawsuit against RIM in the U.S. District Court for the Eastern District of Virginia, styled NTP, Inc. v. Research in Motion, Ltd., Civil Action No. 3:01CV767 seeking damages and an injunction for RIM's alleged infringement of, inter alia, the aforementioned Asserted Patents; and

     WHEREAS, on August 5, 2003, the District Court entered a Final Order and Judgment in the Litigation granting NTP an award of, inter alia, monetary damages and a permanent injunction against the direct, induced or contributory infringement of the Asserted Patents; and

     WHEREAS, on September 11, 2003 RIM filed an appeal of the Final Order and Judgment in the Litigation, Appeal No. 03-1615, which was decided by the U.S. Court of Appeals for the Federal Circuit on December 14, 2004 in an Order affirming the validity and infringement of 11 claims and remanding for consideration 5 more claims; and

     WHEREAS, the Federal Circuit issued a revised opinion on August 2, 2005 affirming the validity and infringement of 7 claims and remanding for consideration 3 more claims; and

     WHEREAS, the Parties, by their entry into this Settlement Agreement, along with the License Agreement executed concurrently herewith (collectively the "Settlement Agreements"), seek to fully resolve the issues between them and avoid the expense and inconvenience of any further litigation with respect to any RIM Products and RIM Services as they may be affected by the NTP Patents.

     NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual promises, covenants and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.

                                I. DEFINITIONS

Capitalized terms used in the recitals and elsewhere in this Settlement Agreement shall have the meanings ascribed to them there, and unless defined herein capitalized terms defined in the License Agreement have the meanings ascribed to them therein, and the following terms have the meanings ascribed to them as follows:

1.1 "Claim" means any claim, counterclaim, third party claim, demand, debt, liability, action or cause of action of any kind and of whatever nature or character regardless of whether existing in the past, present or future, whether known or unknown, whether asserted or unasserted, or whether accrued, actual, contingent, latent or otherwise, made or brought for the purpose of recovering any damages or for the purpose of obtaining any equitable relief or any other relief of any kind.

1.2 "Consent Dismissal" means the consent dismissal in the form set forth in Schedule A.

1.3 "Damages" means damages of any kind or nature, including but not limited to, any actual, general, specific, direct, indirect, commercial, economic, consequential, incidental, special, punitive, exemplary, or treble damages available under any state, federal or international law, or the law of any country (or any other act, action, administrative rule or procedure, legislation or regulation of any kind or description), which can be obtained directly, indirectly or by way of contribution or indemnity, under any theory of liability whatsoever, including but not limited to, any liability which is contributory, strict, contractual or tortious in character, whether at law or in equity. The term "Damages" shall also include, but not be limited to, loss of revenue, loss of expected profits or expected savings, fines, monetary penalties, court costs, interest, pre judgment and post judgment interest, attorney's fees, expert fees, and any other related costs or expenses. "Damages" shall specifically exclude damages for Claims that are based on acts or omissions occurring after the Effective Date.

1.4 "Entity" means any legal entity including a natural person, corporation, association, partnership, business trust, joint venture, sole proprietorship, governmental organization or body, or any agency, department or instrumentality thereof.

1.5 "License Agreement" means the license agreement between NTP and RIM entered into concurrently herewith.

1.6            "Litigation" means the following lawsuit between the Parties:
               NTP, Inc. v. Research in Motion Ltd., Civil Action No. 3:01CV767, filed November 13, 2001 in the United States District Court for the Eastern District of Virginia and appealed on September 11, 2003 to the U.S. Court of the Appeals for the Federal Circuit, Case No. 03-1615.

1.7            "NTP Patents" has the meaning ascribed to it in the License
               Agreement.

1.8            "RIM Customer" has the meaning ascribed to it in the License
               Agreement.

1.9            "RIM Products" has the meaning ascribed to it in the License
               Agreement.

1.10           "RIM Services" has the meaning ascribed to it in the License
               Agreement.

                            II. SETTLEMENT PAYMENT

2.1 Payment. In consideration of the Claims made in the Litigation, and the termination of the Litigation, and in consideration of the Settlement Agreements, RIM agrees to irrevocably pay to NTP in immediately available funds an amount equal to the sum of Six Hundred Twelve Million Five Hundred Thousand United States Dollars (US$612,500,000) (the "Settlement Payment"). The Settlement Payment shall be paid by RIM to NTP by wire transfer on or before March 3, 2006. Such payment shall be wired to the following NTP account:

               [ACCOUNT INFORMATION REDACTED]


2.2 Taxes. NTP and RIM hereby acknowledge and agree that this Settlement Agreement shall not be interpreted as to impose any obligation on NTP to pay taxes other than United States taxes on the Settlement Payment and RIM shall not withhold any sums from the Settlement Payment for any reason whatsoever.

2.3 The rights and benefits accruing to RIM under this Settlement Agreement and the License Agreement shall be subject in all respects to the payment in full of the Settlement Payment.

2.4 Nothing in this Settlement Agreement shall be construed as a warranty or representation by NTP as to the validity or scope of any of the NTP Patents. In no event shall the Settlement Payment defined in Section 2.1 be recoverable, refundable or refunded, directly or indirectly, for any reason whatsoever. Without limiting the foregoing, the Settlement Payment defined in Section 2.1 shall be nonrefundable, regardless of any outcome of any reexamination or other proceeding involving the validity, enforceability or scope of any of the NTP Patents.

                        III. TERMINATION OF LITIGATION

3.1 The Parties agree forthwith to terminate the Litigation in accordance with the Consent Dismissal attached as Schedule A.

3.2 The Parties agree to execute, acknowledge, and deliver any other instruments and documents and to take any further action consistent with the terms of the Settlement Agreements as may be reasonably required to effect the specified intent and purpose of the Settlement Agreements.

3.3 Non-Admission. NTP and RIM acknowledge and agree that the execution of the Settlement Agreements and the payment of the Settlement Payment, shall not be construed as an express or implied admission of misconduct, responsibility, or liability whatsoever of either Party and the Parties expressly and specifically deny all such admissions. Rather, it is acknowledged and agreed that the Settlement Agreements have been entered into solely for the purpose of settling and compromising the Litigation and to avoid the expense and uncertainty of continued Litigation. Without limiting the foregoing, (i) no admission is made by RIM by execution of the Settlement Agreements and the payment of the Settlement Payment as to the validity or enforceability of any NTP Patent or of RIM's infringement thereof and RIM is not precluded from raising those defenses in any future proceedings except as expressly provided in the Settlement Agreements, (ii) no admission is made by RIM by execution of the Settlement Agreements and the payment of the Settlement Payment as to the appropriateness of any particular royalty set in the Litigation or implied in the Settlement Payment, and (iii) NTP affirms its assertions made in the claims brought against RIM in the Litigation and nothing herein shall preclude NTP from asserting its Patents, including the NTP Patents or any rights, defenses or claims against any Entity (except to the extent waived or released herein or for activities covered by the License or Non-Assert Covenant) in any other proceedings.

3.4 Each Party acknowledges that it has been represented by legal counsel during the negotiation of the Settlement Agreements and that their attorneys have fully advised them concerning their rights, remedies, and obligations under the Settlement Agreements and that they understand the same.

3.5 Each Party shall bear its own attorneys' fees, court costs and expenses in relation to the Litigation and the negotiation and documentation of the Settlement Agreements.

                        IV. REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1 RIM Representations and Warranties. RIM represents and warrants to NTP as follows and acknowledges and agrees that NTP has been induced to enter into the Settlement Agreements in reliance on the representations, warranties and covenants set forth in this Settlement Agreement:

       (a) RIM is a corporation duly incorporated, organized and subsisting under the laws of the Province of Ontario, Canada.

       (b) RIM has all corporate power and authority necessary to enable it to enter into this Settlement Agreement and the License Agreement, to perform its obligations hereunder and thereunder, and to carry out the transactions contemplated herein and therein.

       (c) RIM has taken all corporate actions necessary, and no other consent or approval of any other Entity is required, to authorize RIM to enter into this Settlement Agreement and the License Agreement and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby.

       (d) RIM has duly executed and entered into this Settlement Agreement and the License Agreement, and each such agreement constitutes a valid and legally binding obligation of RIM, enforceable against RIM in accordance with its terms, subject to limitations of bankruptcy, liquidation, reorganization, insolvency, moratorium and enforcement of creditors' rights generally, general principles of equity and public policy constraints.

       (e) Neither RIM nor its Affiliates have entered into or will enter into any agreement or arrangement with any Entity that would preclude RIM from effectuating or fulfilling its obligations under the Settlement Agreements.

4.2 Covenants of RIM. RIM hereby covenants on its own behalf and on behalf of its Affiliates as follows:

       (a) Neither RIM nor its Affiliates shall directly or indirectly induce, encourage or file any reexaminations with the United States Patent and Trademark Office, or aid, assist or participate in any action (including without limitation any litigation or reexamination proceedings) contesting the validity of any of the Asserted Patents or the 5,438,611; 5,479,472; 5,631,946; 09/640,076, 10/086,846; and 10/090,841
               Patents listed in Schedule A1 of the License Agreement, or file any documentation in any reexamination of the NTP Patents listed in Schedule A1 of the License Agreement, except as required by court order, subpoena or law.

       (b) Neither RIM nor its Affiliates will initiate, induce, voluntarily join, or finance, either directly or indirectly, any litigation or other Claim or proceeding of any Entity against NTP, its Affiliates, or any successor or assign of NTP arising from, pertaining to, or related to the ownership, infringement, enforcement or validity of the NTP Patents described in Section 4.2(a) or the settlement of the Litigation, other than litigation in relation to the Settlement Agreements, or to defend any claim of infringement related to the NTP Patents, or as required by court order, subpoena, or law. Nothing in this Section 4.2(b) or elsewhere in the Settlement Agreements shall preclude or prohibit any actions by RIM or a RIM Affiliate related to the prosecution by it of its Patent applications.

       (c) RIM and its Affiliates will not individually or jointly make or assert against any of the officers, directors and/or shareholders of NTP any Claim relating to any of the NTP Patents or the Settlement Agreements or any other action arising prior to the Effective Date. As to a Claim resulting from a future action by NTP to enforce the NTP Patents or its rights under the Settlement Agreements, RIM's sole remedy shall be against NTP and not its officers, directors, or shareholders when acting in such capacities.

       (d)     The provisions of Sections 4.2(a) and 4.2(b) shall not apply
               (i) in the event any Entity including NTP makes a Claim against RIM, an Affiliate of RIM, a RIM Customer, Channel Partner or manufacturer or supplier to RIM, a RIM Affiliate or a Channel Partner of any nature that is covered by the License or Non-Assert Covenant or that would have been covered had they been in effect prior to the Effective Date, or (ii) to the extent necessary to rebut allegations of impropriety made concerning the reexamination proceedings. For the avoidance of doubt, the provisions of Sections 4.2(a) and 4.2(b) shall also not apply to any conduct or action of RIM prior to the Effective Date or in connection with steps taken by RIM to terminate its participation in the inter-partes reexamination with respect to the U.S. Patent No. 6,317,592 in the United States Patent and Trademark Office.

4.3 NTP Representations and Warranties. NTP represents and warrants to RIM as follows and acknowledges and agrees that RIM has been induced to enter into the Settlement Agreements in reliance on the representations and warranties set forth in this Settlement
               Agreement:

       (a) NTP is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia.

       (b) NTP has the full right, power, authority and competence to enter into and perform its obligations under this Settlement Agreement and the License Agreement.

       (c) NTP has taken all corporate actions necessary, and no other consent or approval of any other Entity is required, to authorize NTP to enter into this Settlement Agreement and the License Agreement and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby.

       (d) NTP has duly executed and entered into this Settlement Agreement and the License Agreement, and each such agreement constitutes a valid and legally binding obligation of NTP, enforceable against NTP in accordance with its terms, subject to limitations of bankruptcy, liquidation, reorganization, insolvency, moratorium and enforcement of creditors' rights generally, general principles of equity and public policy constraints.

       (e) (i) NTP is the owner of the Claims that are being released pursuant to Section 5.1, (ii) NTP has not assigned such Claims to any Entity, and (iii) immediately following the execution hereof no Entity has any Claim against RIM, an Affiliate of RIM, a Channel Partner, a RIM Customer or any manufacturer or supplier to RIM, an Affiliate of RIM or a Channel Partner for infringement (including direct or contributory infringement and inducement to infringe) of any claim under any NTP Patent that would be covered by the License or Non-Assert Covenant had they been in effect prior to the Effective Date.

       (f) NTP, Incorporated is also known as NTP, Inc. the Plaintiff in the Litigation.

                            V. NTP RELEASE OF RIM

5.1            Subject to the payment in full of the Settlement Payment:

       (a) NTP, for itself and for its Affiliates, settles, releases, and forever discharges any and all Claims which have been or could have been brought by NTP against RIM or its Affiliates or any of their officers, directors or shareholders in the Litigation. Through this release, NTP, for itself and its Affiliates, irrevocably renounces and disclaims any right to any Damages (other than the Settlement Payment to the extent it shall be characterized as Damages) sought or that could have been sought in the Litigation in respect of the NTP Patents against any of the foregoing releasees.

       (b) NTP, for itself and for its Affiliates, settles, releases, and forever discharges any and all Claims arising from acts or omissions taking place prior to the Effective Date, which could ever be brought in any court or proceeding by NTP or its Affiliates against RIM or its Affiliates or their officers, directors or shareholders, based on any of the facts alleged or discovered or that could have been discovered or alleged, or were known or unknown, foreseen or unforeseen, relating in any way to (i) the Litigation, or (ii) other events or circumstances relating to the NTP Patents occurring on or prior to the Effective Date.

       (c) NTP, for itself and for its Affiliates, settles, releases, and forever discharges any and all Claims arising from acts or omissions taking place prior to the Effective Date, which could ever be brought in any court or proceeding by NTP or its Affiliates against Channel Partners, RIM Customers and manufacturers and suppliers to RIM, Affiliates of RIM, and Channel Partners that would be covered by the License or Non-Assert Covenant had they been in effect prior to the Effective Date.

       (d) NTP, for itself and for its Affiliates, settles, releases, and forever discharges any and all Claims which could ever be brought in any court or proceeding by NTP or its Affiliates against any Entity that has acted as RIM's attorney, consultant or testifying expert witness in respect of the activities in relation to (i) the Litigation, and (ii) any other events or circumstances relating to the NTP Patents occurring on or prior to the Effective Date.

                            VI. RIM RELEASE OF NTP

6.1 RIM, for itself and for its Affiliates, hereby settles, releases, and forever discharges any and all Claims which have been or could have been brought by RIM or its Affiliates against NTP, its Affiliates, and its or their officers, directors or shareholders in the Litigation. Through this release, RIM, for itself and its Affiliates, irrevocably renounces and disclaims any right to any Damages sought or that could have been sought in the Litigation or under any Claim in respect of the NTP Patents against any of the foregoing releasees.

6.2 RIM, for itself and for its Affiliates, settles, releases, and forever discharges any and all Claims which could ever be brought in any court or proceeding by RIM or its Affiliates against NTP, its Affiliates, or its or their officers, directors or shareholders based on any of the facts alleged or discovered or that could have been discovered or alleged, or were known or unknown, foreseen or unforeseen, relating in any way to (a) the Litigation, and (b) any other events or circumstances relating to the NTP Patents occurring on or prior to the Effective Date.

6.3 RIM, for itself and for its Affiliates, settles, releases, and forever discharges any and all Claims which could ever be brought in any court or proceeding by RIM or its Affiliates against any Entity that has acted as NTP's attorney, consultant or testifying expert witness in respect of the activities in relation to (a) the Litigation, and (b) any other events or circumstances relating to the NTP Patents occurring on or prior to the Effective Date.

6.4 RIM, for itself and for its Affiliates, hereby settles, releases, and forever discharges any and all Claims against NTP, its Affiliates or its or their officers, directors and shareholders, or any consultant to NTP in respect of any advice provided by any such consultant to NTP, in connection with activities of and conduct in relation to the Litigation or the Settlement Agreements.

                   VII. RIGHTS AND OBLIGATIONS NOT RELEASED

7.1 THE PARTIES AGREE THAT ALL RELEASES PROVIDED IN THIS SETTLEMENT AGREEMENT SHALL NOT INCLUDE THE RELEASE OF ANY RIGHTS OR OBLIGATIONS THAT ARE CREATED BY OR THAT RESULT FROM THIS SETTLEMENT AGREEMENT OR THE LICENSE AGREEMENT. NEITHER THIS RELEASE NOR THE TERMINATION OF THE LITIGATION WILL PREVENT A PARTY FROM ASSERTING CLAIMS FOR A BREACH OF THIS SETTLEMENT AGREEMENT OR THE LICENSE AGREEMENT.

                               VIII. ASSIGNMENT

8.1 This Settlement Agreement may not be assigned by either Party without the prior written consent of the other Party in its sole discretion. This Settlement Agreement shall inure to the benefit of and shall bind the successors of any Party.

                            IX. GENERAL PROVISIONS

9.1 Severability. In the event that any provision of this Settlement Agreement is deemed invalid, unenforceable or void by a final, non-appealable judgment of a court of competent jurisdiction, the remainder of the Settlement Agreement shall be interpreted to the extent possible to effect the overall intention of the Parties as of the date of this Settlement Agreement.

9.2 Amendment and Modification. This Settlement Agreement may not be amended, modified, supplemented, altered or waived in any way, except in a writing identified as such and signed by both Parties.

9.3 Construed as Jointly Prepared. This Settlement Agreement shall be construed as if the Parties jointly prepared it and any uncertainty or ambiguity shall not be interpreted against any one Party because of the manner in which this Settlement Agreement was drafted or prepared.

9.4 Breach and Remedies. A breach of any of the terms of this Settlement Agreement, including the material falsity of any representation or warranty, and the failure to perform under any covenant or agreements herein, or the breach of any of the terms of the License Agreement, shall entitle the non-breaching Party to exercise any and all remedies available at law or in equity, subject only to any express limitations stated in the Settlement Agreements. There shall be no right of set-off or deduction of amounts owed hereunder in connection with any claim for breach of this Settlement Agreement or the License Agreement, and in no event shall the Settlement Payment be recoverable, refundable or refunded, directly or indirectly, for any reason whatsoever. Except as provided in Section 5.1 of the License Agreement, in no event shall the License Agreement, the License or the Non-Assert Covenant be revoked, rescinded, or terminated for any reason.

9.5 No Joint Venture or Agency. Nothing contained in this Settlement Agreement or the performance thereof is intended to or shall be construed to create any relationship of agency, partnership, fiduciary or joint venture between the Parties.

9.6 Notices. All notices, requests, approvals, consents and other communications required or permitted under this Settlement Agreement will be in writing and addressed as follows:

              If to NTP:

                NTP, Incorporated                   with copies to:
                1751 Pinnacle Drive, Suite 1700     James H. Wallace, Jr.
                McLean, VA 22102                    Wiley Rein & Fielding LLP
                Fax: (703) 714-7410                 1776 K. Street, N.W.
                                                    Washington, DC20006
                Attn: Donald Stout                  Fax: (202) 719-7049

                                                    and

                                                    Thomas F. Kaufman
                                                    Hunton & Williams LLP
                                                    1900 K. Street, N.W.
                                                    Washington, DC 20006
                                                    Fax: (202) 828-3718

              If to RIM:

                Research In Motion Limited          With a copy to:
                295 Phillip Street,
                Waterloo, Ontario                   Research In Motion Limited
                N2L 3W8                             295 Phillip Street,
                                                    Waterloo, Ontario
                Attention: Jim Balsillie,           N2L 3W8
                Chairman &Co-CEO                    Attention: Legal Department
                Fax: 519-888-7835                   Fax: (519) 888 1975

                                                    and
                                                    Howard Rice Nemerovski
                                                    Canady Falk & Rabkin, A
                                                    Professional Corporation
                                                    3 Embarcadero Center
                                                    Suite 700
                                                    San Francisco, CA  94111
                                                    Attention:  Martin R. Glick
                                                    Fax: (415)-217-5910

               and will be sufficiently given if delivered by hand or sent by registered mail (return receipt requested), by internationally recognized overnight courier with signature receipt required, or by facsimile (provided transmission is electronically confirmed and the recipient acknowledges receipt) and addressed to the other Party at the address set out above or to such other person or address as the Parties may from time to time designate in writing delivered pursuant to this notice provision. Any such notices, requests, demands or other communications will be deemed to be delivered when received by the Party to whom they were addressed. A signature of a representative of the receiving Party or return receipt or confirmed facsimile transmission shall be deemed to be receipt for the purposes of this Section.

9.7 Notices for Breach. Either Party may give notice of a material breach of this Settlement Agreement by providing such notice of material breach; provided that the failure to give notice shall not delay or prevent the exercise of any remedies available to the non-defaulting Party.

9.8 Governing Law. This Settlement Agreement is governed by and will be construed in accordance with the laws of the Commonwealth of Virginia, without regard to principles of conflicts of laws.

9.9 Choice of Forum. Each Party hereby irrevocably consents and submits to the jurisdiction of the Courts of the Commonwealth of Virginia, the U.S. District Courts for the Eastern District of Virginia (or the state courts if no federal jurisdiction exists), and appellate courts thereof for all legal proceedings between the Parties and for recognition and enforcement of any judgment in respect thereof, including enforcement of any injunction, relating to this Settlement Agreement or any other existing or future dispute or proceeding between the Parties arising from or related to the NTP Patents or any of the Settlement Agreements. Each Party irrevocably waives any objection to such jurisdiction on the ground of venue, forum non-conveniens or any similar grounds, and irrevocably consents to service of process by mail or in any other manner permitted by applicable law. Any action, claim or proceeding brought under this Settlement Agreement may be joined with any action, claim or proceeding brought under the License Agreement.

9.10 Binding Agreement. The Parties agree that this Settlement Agreement is a binding agreement and all that is required to bind the Parties to the terms of this Settlement Agreement is the signature of the representatives of both Parties in the spaces provided below.

9.11 Counterparts. This Settlement Agreement may be signed in two or more identical counterparts each of which will be deemed to be an original and all of which together will constitute one and the same instrument.

9.12 Entire Agreement. This Settlement Agreement together with the License Agreement represents and constitutes the entire agreement and understanding between the Parties hereto with respect to the subject matter hereof and cancels, merges and supersedes any and all prior or contemporaneous oral and written negotiations, agreements and understandings.

9.13 Schedules and Attachments. The following schedules are attached hereto and made part hereof: Schedule A - Consent Dismissal.

IN WITNESS WHEREOF, the Parties, being fully authorized and empowered to bind themselves to this Settlement Agreement, have authorized and executed this Settlement Agreement on the date set forth opposite their respective signatures.

                                               NTP INCORPORATED


Date:      March 3, 2006                       By:  /s/ Donald E. Stout
                                                    -------------------

                                               Name:  Donald E. Stout

                                               Title: Authorized Signatory


                                               RESEARCH IN MOTION LIMITED


Date:      March 3, 2006                       By: /s/ Dennis Kavelman
                                                   --------------------

                                               Name:  Dennis Kavelman

                                               Title: Chief Financial Officer

                                  SCHEDULE A
                               Consent Dismissal

[insert caption]

Based upon the Parties' representation that this action has been settled in accordance with a Settlement Agreement and License Agreement executed ________, the Court hereby orders that this action is dismissed without prejudice.

[insert signature lines]

                                                                      DOCUMENT 3






                               LICENSE AGREEMENT
                               -----------------

This License Agreement ("License Agreement") is entered into as of March 3, 2006 (the "Effective Date") by and between NTP Incorporated (also referred to as NTP, Inc.), a Virginia corporation having offices at 1751 Pinnacle Drive, Suite 1700, McLean, Virginia 22102 (hereinafter "NTP") and Research In Motion Limited, a corporation incorporated under the laws of Ontario, Canada with offices at 295 Phillip Street, Waterloo, Ontario N2L 3W8, Canada (hereinafter "RIM"), collectively referred to as the "Parties" and individually as a "Party."

                                   RECITALS
                                   --------

     WHEREAS, NTP represents that it is the sole owner of, among others, the following United States Patents: U.S. Patent No. 5,436,960; U.S. Patent No. 5,625,670; U.S. Patent No. 5,819,172; U.S. Patent No. 6,067,451; and U.S.
Patent No. 6,317,592 (the "Asserted Patents"); and

     WHEREAS, on November 13, 2001, NTP filed a lawsuit against RIM in the U.S. District Court for the Eastern District of Virginia, styled NTP, Inc. v. Research in Motion, Ltd., Civil Action No. 3:01 CV767 (the "Litigation") seeking damages and an injunction for RIM's alleged infringement of, inter alia, the aforementioned Asserted Patents; and

     WHEREAS, on August 5, 2003, the District Court entered a Final Order and Judgment in the Litigation granting NTP an award of, inter alia, monetary damages and a permanent injunction against the direct, induced or contributory infringement of the Asserted Patents; and

     WHEREAS, on September 11, 2003 RIM filed an appeal of the Final Order and Judgment in the Litigation, Appeal No. 03-1615, which was decided by the U.S. Court of Appeals for the Federal Circuit on December 14, 2004 in an Order affirming the validity and infringement of 11 claims and remanding for consideration 5 more claims; and

     WHEREAS, the Federal Circuit issued a revised opinion on August 2, 2005 affirming the validity and infringement of 7 claims and remanding for consideration 3 more claims; and

     WHEREAS, the Parties, by their entry into this License Agreement, along with a settlement agreement ("Settlement Agreement") executed concurrently herewith (collectively the "Settlement Agreements"), seek to fully resolve the issues between them and avoid the expense and inconvenience of any further litigation with respect to any RIM Products and RIM Services as they may be affected by the NTP Patents.

         NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual promises, covenants and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.

                                I. DEFINITIONS

Capitalized terms used in the recitals and elsewhere in this Agreement shall have the meanings ascribed to them there and the following terms have the meanings ascribed to them as follows:

1.1 "Affiliate" means, as to any Party, any Entity that from time to time Controls, is Controlled by, or is under common Control with such Party, but only for so long as such Control exists. "Control" or "Controlled" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an Entity, through the ownership of voting securities (as to which ownership of fifty percent 50% or more of the voting interests establishes the requisite control).

1.2 "Additional Patents" means the Patents designated on Schedules A1 and A2 as "Additional Patents".

1.3 "BlackBerry System" means: (a) any combination of products and services that includes at least a RIM Handheld Device or RIM Network, or (b) any other combination of products and services that includes at least two items that constitute bona fide RIM Products or RIM Services. "BlackBerry System" shall not include any products or services to the extent they are not actually used with the aforementioned RIM Handheld Device, RIM Network, or bona fide RIM Products or RIM Services. For example, network equipment that services both RIM Handheld Devices and third party handheld devices is only a part of a BlackBerry System to the extent that it services the RIM Handheld Devices.

1.4 "Channel Partner" means a reseller, sales agent, sales representative, service provider, software vendor, retailer, Wireless Carrier or internet service provider with respect to RIM Products and Services.

1.5 "Claim" means any claim, counterclaim, third party claim, demand, debt, liability, action or cause of action of any kind and of whatever nature or character regardless of whether existing in the past, present or future, whether known or unknown, whether asserted or unasserted, or whether accrued, actual, contingent, latent or otherwise, made or brought for the purpose of recovering any damages or for the purpose of obtaining any equitable relief or any other relief of any kind.

1.6 "Computer Leasco Litigation" means the proceeding between NTP and Computer Leasco, Inc. styled Computer Leasco, Inc. v. NTP, Inc., Case No. 5:04CV60285 in the U.S. District Court for the Eastern District of Michigan, Southern Division, in which the District Court issued an Opinion and Order Granting NTP's Motion To Dismiss on May 5, 2005, and which is now on appeal.

1.7 "Encumbrance" means any mortgage, pledge, security interest, encumbrance, attachment, right of first refusal, option, lien or charge of any kind.

1.8 "Entity" means any legal entity including a natural person, corporation, association, partnership, business trust, joint venture, sole proprietorship, governmental organization or body, or any agency, department or instrumentality thereof.

1.9 "NTP Patents" means Patents that are owned or controlled by NTP on or after the Effective Date including without limitation the Patents listed in Schedules A1 and A2.

1.10 "Patent(s)" means (i) all classes or types of issued patents and all issued claims therein, applications for all classes or types of patents, and any patents that issue from such applications in all countries of the world, including all originals, divisionals, continuations, continuations-in-part, reissues, re-examinations, or extensions, to any of the foregoing; and (ii) which have an earliest filing or priority date at any time prior to or including the Effective Date or ten (10) years after the Effective Date.

1.11 "RIM Customer" means any Entity which is a user of RIM Products or a customer or subscriber of RIM Services.

1.12 "RIM Handheld Device" means a RIM handheld device or a third party handheld where that third party handheld includes BlackBerry software or other RIM technology implemented in software under specifications from RIM or a RIM Affiliate licensed under one of RIM's BlackBerry technology licensing programs that is used to facilitate the transmission or reception of e-mails or other user data, such as RIM's Blackberry Connect licensing program.

1.13 "RIM Network" means (i) a Network Operations Center (NOC), or other hardware and software that serves as a gateway and that is used to facilitate the routing and management of e-mails or other user data sent from or to a RIM Handheld Device between one or more host systems and one or more Wireless Carriers, and (ii) owned, operated, leased, or controlled by or on behalf of RIM or an Affiliate of RIM. For clarification, a RIM Network may be used to perform RIM Services.

1.14 "RIM Products" means all products including hardware, software and firmware products if (i) the product has been developed, is made or manufactured by or on behalf of RIM or an Affiliate of RIM, or (ii) the product is Sold by RIM or an Affiliate of RIM under one or more trademarks owned by RIM or an Affiliate of RIM. For the avoidance of doubt all products Sold or publicly announced by RIM, or an Affiliate of RIM as of the Effective Date are deemed to be a RIM Product including without limitation, RIM's wireless email and personal information management systems and software, such as the BlackBerry solution, wireless information access systems and software, hardware products including handheld devices, software and firmware including software and firmware residing on handheld devices, desktop software, enterprise server software, other redirector software, software that provides a means to connect to redirector software, and accessories.

1.15      "RIM Products and Services" means RIM Products and RIM Services.

1.16 "RIM Services" means all services that are sold, provided or performed by or on behalf of RIM or a RIM Affiliate. For the avoidance of doubt, all services sold, performed or provided by RIM or an Affiliate of RIM, or publicly announced by RIM as of the Effective Date are deemed to be RIM Services.

1.17 "Sell", "Sale" or "Sold" means, in relation to products, to import, export, offer for sale, sell, lease or license the products, and in relation to RIM Services to offer for sale, sell, or to provide or perform the RIM Services.

1.18 "Settlement Payment" means the settlement payment of US$612,500,000 set forth in Article II of the Settlement Agreement.

1.19 "Third-Party Products and Services" means any products or services that are not RIM Products and Services.

1.20 "Wireless Carrier" means Verizon, Cellular One, Cingular, T-Mobile, Qwest, Nextel, Vodafone, Sprint and other similar sellers of wireless communication services.

                                  II. LICENSE

2.1 Subject to RIM's payment of the Settlement Payment, NTP hereby grants RIM and its Affiliates a fully paid-up, worldwide, non-exclusive, non-terminable and irrevocable (except as provided in Section 5) license under the NTP Patents, without the right to sublicense except as provided in Sections 2.2 or 2.3, during the term of this License Agreement, to (the "License"):

          (a)  make, use and Sell, RIM Products and Services; and

          (b) have RIM Products and Services made or provided by another manufacturer or supplier for the use and/or Sale by RIM or a RIM Affiliate;

          either on a stand alone basis or with Third-Party Products and Services (whether such combination is completed by RIM, a RIM Affiliate or Channel Partner).

2.2 The License includes the right for RIM and its Affiliates to grant sublicenses under the NTP Patents as follows:

          (a)  to RIM Customers, to use RIM Products and Services; and

          (b) to Channel Partners, to make, use and Sell RIM Products and Services, and in the case of Channel Partners who are licensees under one of RIM's BlackBerry technology licensing programs, to have made RIM Products and Services.

2.3 The License also includes the right for RIM and its Affiliates to grant sublicenses to third parties under the NTP Patents to make, have made, use, and Sell Third Party Products and Services solely to the extent that:

          (a) the Third Party Products and Services are used as part of a BlackBerry System and for the avoidance of doubt, if Third Party Products and Services interact, interface or combine with RIM Products, RIM Services or a RIM Network in a BlackBerry System they shall be deemed to be used as part of a BlackBerry System; or

          (b) the combination, interaction or interfacing of a RIM Product, RIM Service or RIM Network with such Third Party Products and Services causes the combination of elements to fall within the scope of at least one claim of the NTP Patents, provided that:
               (i) the Third Party Products and Services alone would not fall within the scope of a claim of the NTP Patents in and of themselves, and (ii) the RIM Product, RIM Service or RIM Network or the use thereof as authorized by RIM or a RIM Affiliate is a significant portion of the combination;

          provided that (i) RIM may not grant a sublicense to, and the Non-Assert Covenant does not include, use of Third Party Products and Services in combination with a RIM Network Sold to a Wireless Carrier on a standalone basis other than for use as part of a BlackBerry System, and (ii) the forgoing rights in Section 2.3 include the right to grant sublicenses to any Channel Partner or RIM Customer in relation to a combination, interaction, or interfacing of RIM Products, RIM Services or a RIM Network as contemplated in any business model that has been announced or made commercially available as of the Effective Date. The Parties further confirms that it is their common intention that the sublicense rights in this Section 2.3 with respect to Third Party Products shall be construed to be applicable solely in connection with the manufacture, Sale or use of RIM Products or RIM Services.

2.4 NTP's license applicable to the Additional Patents shall not permit the manufacture, use or sale of any standalone products or services that are not Sold for use with or as part of RIM Products, RIM Services or a RIM Network.

2.5 No Implied License, Warranty or Rights. Nothing in this License Agreement shall be construed as granting by implication or otherwise, any license, warranty (implied in fact or in law) or rights other than those expressly granted herein.

2.6 NTP and RIM acknowledge and agree that if a case under the United States Bankruptcy Code ("Bankruptcy Code") is filed by or against NTP, and in the case this License Agreement is rejected pursuant to
          Section 365 of the Bankruptcy Code, then RIM may exercise all rights provided by Section 365(n) with respect to the License Agreement including the right to retain the License and the full rights and benefits of the Non-Assert Covenant granted herein. The rights and licenses and Non-Assert Covenant granted to RIM pursuant to this License Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, 11 U.S.C. Section 101 et seq., licenses of rights to "intellectual property" as defined under Section 101(35a) of the U.S. Bankruptcy Code.

2.7 The License granted in this Article II shall run with title to the NTP Patents and shall bind any assignee or other person who acquires an interest in any of the NTP Patents through assignment, conveyance, grant or otherwise.

2.8 Nothing in this License Agreement shall be construed as a warranty or representation by NTP as to the validity or scope of any of the NTP Patents. In no event shall the Settlement Payment defined in
          Section 1.18 be recoverable, refundable or refunded, directly or indirectly, for any reason whatsoever. Without limiting the foregoing, the Settlement Payment defined in Section 1.18 shall be non-refundable, regardless of any outcome of any reexamination or other proceeding involving the validity, enforceability or scope of any of the NTP Patents.

                           III. COVENANT NOT TO SUE

3.1 NTP hereby covenants (the "Non-Assert Covenant") that it will not make or assert against (a) RIM, (b) its Affiliates, (c) Channel Partners, (d) RIM Customers or (e) manufacturers and suppliers to RIM, RIM Affiliates and Channel Partners, any Claim arising during the term of this Agreement under any Patent, which Claim is covered by the License or would have been covered if the License had been in effect prior to the Effective Date. This covenant not to sue shall run with title to the NTP Patents and shall bind any assignee or other person who acquires an interest in any of the NTP Patents through assignment, conveyance, grant or otherwise. Any assignment of any interest in any of the NTP Patents shall be expressly made subject to the terms of this Section 3.1. This covenant not to sue is subject to Section 2.3.

                      IV. REPRESENTATIONS AND WARRANTIES

4.1       Each Party hereby represents, warrants and covenants that:

          (a) it has, and throughout the term of this License Agreement will have, the full right, power, authority and competence to enter into and perform its obligations under this License Agreement;

          (b)  this License Agreement has been duly executed by such Party;

          (c) this License Agreement constitutes a legal, valid and binding obligation of such Party, enforceable against it in accordance with its terms, subject to limitations of bankruptcy, liquidation, reorganization, insolvency, moratorium and enforcement of creditors' rights generally, general principles of equity and public policy constraints;

          (d) the execution and delivery of this License Agreement and the performance of such Party's obligations hereunder (i) do not conflict with or violate such Party's corporate charter or bylaws or any requirement of applicable laws or regulations, and (ii) do not and shall not conflict with, violate or breach or constitute a default or require any consent under, any agreement, contract, commitment or obligation by which it is bound;

          (e) all necessary consents, approvals and authorizations of all government authorities and other persons and Entities required to be obtained by such Party in connection with the execution, delivery and performance of this License Agreement have been obtained; and

          (f) each of the persons signing this License Agreement is duly authorized, with full authority to bind the respective Party, and no signature of any other person or Entity is necessary to bind the respective Party.

4.2 Each Party will indemnify and hold harmless the other Party for a material breach of Section 4.1.

4.3 NTP hereby represents and warrants to RIM as follows and acknowledges and agrees that RIM has been induced to enter into the Settlement Agreements in reliance on the representations and warranties set forth in this License Agreement:

          (a) The Patent applications listed in Schedule A are the only Patent applications that NTP currently has pending.

          (b) NTP does not own or control any Patents or Patent applications other than those set out in Schedule A and there are no US patents that NTP is aware of, or that NTP owns or controls that correspond to or claim priority to any of the patents or applications listed in Schedule A beyond those listed in Schedule A.

          (c) NTP (i) owns the entire right, title and interest in and to the Patents and Patent applications listed in Schedule A1 and NTP has the sole right and authority to enforce the patents and patent applications listed in Schedule A1; and (ii) to the best of its knowledge owns the entire right, title and interest in and to the Patent applications listed in Schedule A2 and has the sole right and authority to enforce the Patent applications listed in Schedule A2;

          (d) NTP has made due inquiries respecting any existing or potential Claim by any Entity to any right, title or interest in or to any of the Patents and Patent applications listed in Schedule A, and, after due inquiries, except for the Computer Leasco Litigation and RIM's own challenges thereto, as of the date hereof, there are no such Claims, commenced, pending or threatened against NTP that are known to NTP which will or might in any way affect or relate to or impair or reduce the rights and benefits provided to RIM pursuant to this License Agreement.

          (e) As of the Effective Date there are no Encumbrances on the Patents and Patent applications listed in Schedule A.

4.4 NTP has not made and will not (whether in connection with the Computer Leaseco Litigation or otherwise) make any commitments or do anything inconsistent with or in derogation of such rights, or which could impair or reduce the rights and benefits granted, to RIM herein.

                            V. TERM AND TERMINATION

5.1 This License Agreement shall run from the Effective Date to the date of expiration of the last to expire of the NTP Patents. Notwithstanding the forgoing, NTP may terminate this Agreement if RIM materially breaches the provisions of Section 4.2(a) or 4.2(b) of the Settlement Agreement and fails to cure or take all available steps to cure such breaches within forty (45) days of receiving written notice of such breaches from NTP setting out detailed particulars of same and that NTP intends to terminate this Agreement if the breaches are not cured. Such termination shall take effect ninety (90) days from RIM's receipt of the notice (except to the extent being disputed in litigation between the parties unless otherwise ordered by the relevant court), provided that RIM does not take the aforesaid steps to cure same. The parties agree that notwithstanding any termination of this Agreement, the License and the covenant not to sue set forth in Section 3 shall survive with respect to products Sold prior to the effective date of the termination and the continued provision of services for such products.

                     VI. ASSIGNMENT AND CHANGE OF CONTROL

6.1       Assignment of License Agreement by RIM.

          (a) Except as provided in Section 6.1(b) below, this License Agreement shall not be assigned, extended, delegated or otherwise transferred by RIM without the prior written consent of NTP, and any purported assignment or transfer without such consent shall be null and void.

          (b) RIM may transfer or assign this License Agreement to (i) a third party that acquires all or substantially all of the assets of RIM, (ii) a third party that is the surviving third party in a merger with RIM, (iii) a corporate successor in interest of RIM, or (iv) an Affiliate of RIM.

                             VII. INDEMNIFICATION

7.1 RIM shall indemnify, defend, and hold NTP harmless from any and all claims, judgments, liabilities, costs and expenses, including reasonable attorneys' fees, arising out of or related, directly or indirectly, to any physical injury or loss or physical damage to persons or tangible personal property arising from, relating to, or in any way connected with, the manufacture, marketing, promotion, sale or use of any RIM Products or RIM Services.

                                 VIII. NOTICES

8.1 All notices under this License Agreement shall be in writing and delivered by facsimile transmission, overnight express mail, same or next day courier service, or by personal delivery to such Party at the address given below, or such other address as provided by a Party by written notice in accordance with this Section 8.1 which, to be effective, must be given at least ten (10) days in advance of notice:




If to NTP:                                 with copies to:

NTP, Incorporated                          James H. Wallace, Jr.
Attn: Donald Stout                         Wiley Rein & Fielding LLP
1751 Pinnacle Drive, Suite 1700            1776 K Street, N.W.
McLean, Virginia 22102                     Washington, D.C. 20006
Tel: (703) 714-7400                        Tel: (202) 719-7000
Fax: (703) 714-7410                        Fax: (202) 719-7049

                                           and

                                           Thomas F. Kaufman
                                           Hunton & Williams LLP
                                           1900 K Street, NW
                                           Washington, DC 20006
                                           Tel: (202) 955-1604
                                           Fax: (202) 828-3718

If to RIM:

Research In Motion Limited                 With a copy to:
295 Phillip Street,
Waterloo, Ontario                          Research In Motion Limited
N2L 3W8                                    295 Phillip Street,
Attention: Jim Balsillie, Chairman &       Waterloo, Ontario
Co-CEO                                     N2L 3W8
Fax: 519-888-7835                          Attention: Legal Department
                                           Fax: (519)-888-1975

                                           and

                                           Howard Rice Nemerovski Canady Falk &
                                           Rabkin, A
                                           Professional Corporation
                                           3 Embarcadero Center
                                           Suite 700
                                           San Francisco, California 94111
                                           Attention: Martin R. Glick
                                           Fax: (415) 217-5910

                            IX. GENERAL PROVISIONS

9.1 Choice of Law. The Parties agree that this License Agreement shall be governed by the internal laws of the Commonwealth of Virginia applicable to agreements made and to be performed entirely within such Commonwealth, regardless of where in fact any obligations hereunder are performed and without regard to the choice or conflict of law principles or provisions of any jurisdiction.

9.2 For the purpose of resolving any disputes, each Party hereby irrevocably submits to the exclusive jurisdiction of the federal courts, or the state courts if no federal jurisdiction exists, located within the Commonwealth of Virginia.

9.3 No Marking Requirement. RIM is under no obligation to mark any RIM Products or RIM Services with any information regarding NTP or any of the NTP Patents. RIM shall, however, indicate on its website or in its licensing documentation the RIM Products and RIM Services that may be covered by the NTP Patents The following statements are deemed to satisfy the foregoing requirement: "This product is licensed under one or more of the following patents from NTP, Inc.:
          [list all patents on website]" or "RIM has licensed one or more of the following NTP, Inc. patents: [list all patents on website]."

9.4 Third Party Beneficiaries. NTP acknowledges and agrees that RIM's present and future Channel Partners, RIM Customers, suppliers and manufacturers under have made rights and Affiliates (the "Third Party Beneficiaries") are intended third party beneficiaries of the Settlement Agreements and that RIM is entering into the Settlement Agreements on its own behalf and for the benefit of such Third Party Beneficiaries subject to the following limitations: (i) the Third Party Beneficiaries shall not institute any proceedings against NTP arising from or related to the Settlement Agreements except to enforce the License or Non-Assert Covenant made on its behalf and only in response to any Claim made by NTP against such Third Party Beneficiary that violates the terms of the License or Non-Assert Covenant; and (ii) RIM and NTP may by mutual agreement, amend, modify, alter or otherwise deal with the Settlement Agreements without the consent of any of Third Party Beneficiary even if such amendment, modification or alteration abrogates, or reduces in any way any Third Party Beneficiary's rights under these agreements.

9.5 Entire Agreement. The Settlement Agreements, including this License Agreement and the Settlement Agreement executed concurrently herewith, constitute the entire agreement of the Parties with respect to the subject matter hereof and shall not be modified, supplemented, or repealed except by a writing signed by each of the Parties. All prior discussions, written communications, and negotiations have been merged and integrated into and/or are superseded by the Settlement Agreements.

9.6 Execution of Counterparts. This License Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all executed counterparts together shall be deemed to be one and the same instrument. This License Agreement may also be executed and delivered via facsimile, with facsimile signatures being replaced with original signatures sent via overnight mail or overnight courier.

9.7 Construed as Jointly Prepared. This License Agreement shall be construed as if the Parties jointly prepared it and any uncertainty or ambiguity shall not be interpreted against any one Party because of the manner in which this License Agreement was drafted or prepared.

9.8 Invalidity and Severability. If any provision of this License Agreement is invalid, illegal or unenforceable under any applicable law or is so held by applicable court decision, such invalidity, illegality or unenforceability shall not render this License Agreement illegal, invalid or unenforceable as a whole, and the remaining provisions of this License Agreement shall not be affected.

9.9 Waiver. No waiver of any breach of any term or provision of this License Agreement shall be construed to be, nor shall be, a waiver of any other breach of the same or any other term of this License Agreement. No waiver shall be binding unless in writing and signed by the Party waiving the breach.

9.10 Relationship of the Parties. This License Agreement does not constitute a partnership agreement, nor does it create a joint venture or agency relationship between or among the Parties. No Party shall hold itself out contrary to the terms of this Agreement. No Party shall be liable to any third party for the representations, acts or omissions of any other Party.

IN WITNESS WHEREOF, the Parties, being fully authorized and empowered to bind themselves to this License Agreement, have authorized and executed this License Agreement on the date set forth opposite their respective signatures.






                                                 NTP INCORPORATED



                                                 By: /s/ DONALD E. STOUT
                                                     --------------------
Date: March 3, 2006                              Name:  DONALD E. STOUT
                                                 Title: AUTHORIZED SIGNATORY


Statement of Witness
--------------------

I, TYLER MADDRY, state that I was personally present and did see who is personally known to me to be the person named in the above assignment, executed the same on the day and year set forth above.


                                                 /s/ TYLER MADDRY
                                                 --------------------------
                                                 (signature of witness)




                                                 RESEARCH IN MOTION LIMITED



                                                 By: /s/ DENNIS KAVELMAN
                                                     -------------------
Date: March 3, 2006                              Name: DENNIS KAVELMAN
                                                 Title: CHIEF FINANCIAL OFFICER

Statement of Witness
--------------------

I, MICHELLE DENT, state that I was personally present and did see who is personally known to me to be the person named in the above assignment, executed the same on the day and year set forth above.


                                                 /s/ MICHELLE DENT
                                                 --------------------------
                                                 (signature of witness)



                                                    SCHEDULE A1

            UNITED STATES AND CANADIAN PATENTS AND PATENT APPLICATIONS OWNED OR CONTROLLED BY NTP, INC.



---------------------------------------------------------------------------- --------------------------- --------------------
                   Patents/ Applications                                         Inventors               Filing Date
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,436,960                                                    Thomas J. Campana Jr.       05/20/1991
Electronic Mail System With RF Communications To Mobile Processors And       Michael Ponschke
Method Of Operation Thereof                                                  Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,625,670                                                    Thomas J. Campana Jr.       05/18/1995
Electronic Mail System With RF Communications To Mobile Processors           Michael Ponschke
                                                                             Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,819,172                                                    Thomas J. Campana Jr.       04/23/1997
Electronic Mail System With RF Communications To Mobile Radios               Michael Ponschke
                                                                             Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 6,067,451                                                    Thomas J. Campana Jr.       09/28/1998
Electronic Mail System With RF Communications To Mobile Processors           Michael Ponschke
                                                                             Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 6,317,592                                                    Thomas J. Campana Jr.       12/06/1999
Electronic Mail System With RF Communications To Mobile Processors           Michael Ponschke
                                                                             Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,438,611                                                    Thomas J. Campana Jr.       05/23/1994
Electronic Mail System With RF Communications To Mobile Processors           Michael Ponschke
Originating From Outside Of The Electronic Mail System And Method Of         Gary F. Thelen
Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,479,472                                                    Thomas J. Campana Jr.       05/20/1991
System For Interconnecting Electronic Mail By RF Communications And Method   Michael Ponschke
Of Operation Thereof                                                         Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,631,946                                                    Thomas J. Campana Jr.       5/16/1995
System For Transferring Information From A RF Receiver To A Processor        Michael Ponschke
Under Control Of A Program Stored By The Processor And Method Of Operation   Gary F. Thelen
Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent Application Serial No. 09/640,076                                Thomas J. Campana Jr.       08/17/2000
Electronic Mail System With RF Communications To Mobile Processors           Michael Ponschke
                                                                             Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent Application Serial No. 10/086,846                                Thomas J. Campana Jr.       03/04/2002
Electronic Mail System With RF Communications To Mobile Processors           Michael Ponschke
                                                                             Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent Application Serial No. 10/090,841                                Thomas J. Campana Jr.       03/06/2002
Electronic Mail System With RF Communications To Mobile Processors           Michael Ponschke
                                                                             Gary F. Thelen
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent Application Serial No. 07/702,319
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent Application Serial No. 07/850,275
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent Application Serial No. 07/850,274
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent Application Serial No. 07/850,487
---------------------------------------------------------------------------- --------------------------- --------------------
ALL OF THE FOLLOWING PATENTS ARE "ADDITIONAL PATENTS"

---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,446,759                                                    Thomas J. Campana Jr.       08/26/1993
Information Transmission System And Method Of Operation
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,640,146                                                    Thomas J. Campana Jr.       02/24/1995
Radio Tracking System And Method Of Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,650,769                                                    Thomas J. Campana Jr.       02/24/1995
Radio Receiver For Use In A Radio Tracking System And A Method Of
Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,694,428                                                    Thomas J. Campana Jr.       02/07/1995
Transmitting Circuitry For Serial Transmission Of Encoded Information
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,710,798                                                    Thomas Campana Jr.          06/02/1995
System For Wireless Transmission And Receiving Of Information And Method
Of Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,714,937                                                    Thomas J. Campana Jr.       02/23/1996
Omnidirectional And Directional Antenna Assembly
--------------------------------------------------------------------------- --------------------------- ---------------------
U.S. Patent No. 5,717,725                                                    Thomas J. Campana Jr.       02/21/1995
System For Wireless Transmission And Receiving Of Information Through A
Computer Bus Interface And Method Of Operation
--------------------------------------------------------------------------- --------------------------- ---------------------
U.S. Patent No. 5,722,059                                                    Thomas J. Campana Jr.       12/06/1995
Radio Receiver For Use In A Radio Tracking System And A Method Of
Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,722,064                                                    Thomas J. Campana Jr.       12/06/1995
Radio Receiver For Use In A Radio Tracking System
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,742,644                                                    Thomas J. Campana Jr.       02/07/1995
Receiving Circuitry For Receiving Serially Transmitted Encoded Information
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,745,532                                                    Thomas J. Campana Jr.       06/02/1995
System For Wireless Transmission And Receiving Of Information And Method
Of Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,751,773                                                    Thomas J. Campana Jr.       02/07/1995
System For Wireless Serial Transmission Of Encoded Information
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 5,973,601                                                    Thomas J. Campana Jr.       12/02/1997
Radio Receiver For Use In A Radio Tracking System And A Method Of
Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 6,169,485                                                    Thomas J. Campana Jr.       08/25/1999
System And Method Of Radio Transmission Between A Radio Transmitter And
Radio Receiver
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 6,198,783                                                    Thomas J. Campana Jr.       05/12/1998
System For Wireless Serial Transmission Of Encoded Information
--------------------------------------------------------------------------- --------------------------- ---------------------
U.S. Patent No. 6,272,190                                                    Thomas J. Campana Jr.       02/10/1998
System For Wireless Transmission And Receiving Of Information And Method
Of Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------
U.S. Patent No. 6,337,628                                                    Thomas J. Campana Jr.       12/29/2000
Omnidirectional And Directional Antenna Assembly
---------------------------------------------------------------------------- --------------------------- --------------------

---------------------------------------------------------------------------- --------------------------- --------------------

----------------------------------------------------------------------------- --------------------------- -------------------

--------------------------------------------------------------------------- --------------------------- ---------------------
Canadian Patent No. 2,169,078                                                Thomas J. Campana Jr.       08/26/1993
Information Transmission System And Method Of Operation
---------------------------------------------------------------------------- --------------------------- --------------------
Canadian Patent No. 2,212,009                                                Thomas J. Campana Jr.       02/23/1996
Radio Tracking System And Method Of Operation Thereof
---------------------------------------------------------------------------- --------------------------- --------------------

---------------------------------------------------------------------------- --------------------------- --------------------

---------------------------------------------------------------------------- --------------------------- --------------------

---------------------------------------------------------------------------- --------------------------- --------------------

---------------------------------------------------------------------------- --------------------------- --------------------



                                                    SCHEDULE A2


   PATENTS AND PATENT APPLICATIONS OWNED OR CONTROLLED BY NTP, INC. [all patents and applications listed in this
                                       Schedule A2 are "Additional Patents"]


---------------------------------------------------------------------- ------------------------- ------------------------
                                                                                                       Filing Date
                                                                                                  (local or PCT filing
                        Patents/ Applications                                 Inventors                  date)
---------------------------------------------------------------------- ------------------------- ------------------------
Canadian Patent Application No. 2,212,008                              Thomas J. Campana Jr.           02/05/1996
Transmitting And Receiving Circuitry For Serially Transmitting And
Serially Receiving Encoded Information And Method Of Operation
---------------------------------------------------------------------- ------------------------- ------------------------
European Patent Application No. 811214                                 Thomas J. Campana Jr.           02/23/1996
Radio Tracking System And Method Of Operation Thereof
---------------------------------------------------------------------- ------------------------- ------------------------
European Patent Application No. 716790                                 Thomas J. Campana Jr.           08/26/1993
Information Transmission System And Method Of Operation
---------------------------------------------------------------------- ------------------------- ------------------------
PCT Patent Application WO 9625802                                      Thomas J. Campana Jr.           02/05/1996
Transmitting And Receiving Circuitry For Serially Transmitting And
Serially Receiving Encoded Information And Method Of Operation
---------------------------------------------------------------------- ------------------------- ------------------------
PCT Patent Application WO 9506368                                      Thomas J. Campana Jr.           08/26/1993
Information Transmission System And Method Of Operation
---------------------------------------------------------------------- ------------------------- ------------------------
PCT Patent Application WO 9221197                                      Thomas J. Campana Jr.            5/18/1992
Electronic Mail System And System For Interconnecting Electronic
Mail Systems By RF Communications
--------------------------------------------------------------------- ------------------------- ------------------------
PCT Patent Application WO 9627173                                      Thomas J. Campana Jr.           09/06/1996
Radio Tracking System And Method Of Operation Thereof
---------------------------------------------------------------------- ------------------------- ------------------------
Australian Patent Application No. 96/51610                             Thomas J. Campana Jr.           08/26/1993
Radio Tracking System And Method Of Operation Thereof
--------------------------------------------------------------------- ------------------------- -------------------------
Australian Patent Application No. 96/47308                             Thomas J. Campana Jr.           02/05/1996
Transmitting And Receiving Circuitry For Serially Transmitting And
Serially Receiving Encoded Information And Method Of Operation
---------------------------------------------------------------------- ------------------------- ------------------------
Australian Patent Application No. 93/50943                             Thomas J. Campana Jr.           08/26/1993
Information Transmission System And Method Of Operation
---------------------------------------------------------------------- ------------------------- ------------------------
Japanese patent app. / reg. JP 2002515192                                                              02/23/1996
---------------------------------------------------------------------- ------------------------- ------------------------
Japanese patent app. / reg. JP 9502581                                                                 08/26/1993
---------------------------------------------------------------------- ------------------------- ------------------------


                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             RESEARCH IN MOTION LIMITED
                                     -------------------------------------------
                                                (Registrant)

Date: March 13, 2006                 By:    /S/ DENNIS KAVELMAN
      -------------------------             -----------------------------------
                                     Name:  Dennis Kavelman
                                     Title: Chief Financial Officer